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                              September 20, 2023

       Samuel Thacker
       President of Double Platinum Management LLC
       Jukebox Hits Vol. 1 LLC
       10000 Washington Blvd,
       Suite 07-134
       Culver City, CA 90232

                                                        Re: Jukebox Hits Vol. 1
LLC
                                                            Amendment No. 1 to
Draft Offering Statement on Form 1-A
                                                            Submitted August
22, 2023
                                                            CIK No. 0001974755

       Dear Samuel Thacker:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Draft Offering Statement on Form 1-A submitted August 22, 2023

       General

   1. We note your response to comment 4 and partially reissue the comment. Please further revise the platform to
indicate, as you do in your Offering Circular, that investors should be prepared to hold
their Royalty Shares for an indefinite period of time and there can be no assurance that the
Royalty Shares will ever be saleable through an ATS or any
                                                        alternative platform.
   2.                                                   We note your response
to comment 6, including your statement that    [e]xcept in instances
                                                        where an artist is the
Income Interest Owner, Jukebox Co. and the Company do not
                                                        require (nor intend to
seek) the consent of any artists in order to acquire Income Interests related to such artist
 s work(s) or to include related series of Royalty Shares in the
 Samuel Thacker
Jukebox Hits Vol. 1 LLC
September 20, 2023
Page 2
         Offering.    Please revise or advise to reconcile your response with
Mr. Cohen   s statement
         in the Music Business Worldwide article dated September 11, 2023 that [w]e [Jukebox]
         wanted to defy this industry norm [not seeking consent] and actively go out of our way to make the recording artists aware of the listings on our marketplace. Please revise your
         Offering Circular to disclose, if true, that the Company intends to seek the consent of artists prior to offering Royalty Shares corresponding to their music on the Jukebox
         Platform, and address any associated legal and/or operational risks.
3. We refer to the section of the Jukebox Platform titled "FAQ" and the question "What is
         JKBX ["Jukebox"]?" Please revise to remove the reference to music royalties as an alternative asset class that has historically outperformed the S&P 500, as it is inconsistent with the disclosures in your Offering Circular and suggests a current market for the
         Royalty Shares.
4.       We refer to the section of the Jukebox Platform titled    How It
Works.    Please revise the
         platform to remove any suggestion that there is a current market for the Royalty Shares.
         In this regard, we note the statement that JKBX    [p]rovides a
marketplace to invest in
         Royalty Shares.
5.       We refer to the section of the Jukebox Platform titled    Explore,
which appears to have
         been added recently that shows 97 music listings. We note that for each individual music asset the platform includes disclosures such as market cap, estimated Royalty Share yield, and average revenue. Please tell us the basis for these figures along with any underlying assumptions. We may have further comment.
6. We note your responses to comments 12, 20, 24, and 25. Please be advised that we may have additional comment(s) after reviewing the administrative services agreement by and between Jukebox Co. and the Manager.
Cover page

7. Please revise your cover page to clarify that the offering price of the Royalty Shares was arbitrarily determined by the Manager and that the price bears no relationship to any established criteria for valuing the Royalty Shares.
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



FirstName LastNameSamuel Thacker                                Sincerely,
Comapany NameJukebox Hits Vol. 1 LLC
                                                                Division of
Corporation Finance
September 20, 2023 Page 2                                       Office of Real
Estate & Construction
FirstName LastName